January 5, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Scot Foley

SEC Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

       5650 Colleyville Blvd,

       Colleyville, Texas 76034

       PH: 817-281-3200

Re:      Unique Underwriters, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed October 11, 2011

File No. 333-172850

Dear Mr. Foley:

This letter is submitted on behalf of Unique Underwriters, Inc. (the “Company”) and the other registrants named in the S-1Registration Statement (defined below) (collectively, the “Registrants”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed March 16, 2011, Registration No. 333-172850) (the “S-1 Registration Statement”), as set forth in your letter to Mr. Sam Wolfe dated October 26, 2011. We are filing via EDGAR Amendment No. 1 to the S-1 Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated October 26, 2011 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Registrants’ responses include a reference to the section and page numbers of Amendment No. 1 that have been revised in response to the comment.

1. Please apply to this registration statement all relevant comments in our letter dated October 26, 2011 regarding registration statement file number 333-172850 and in any follow-up comment letters. In your response to this letter, please clearly indicate how and where you have applied each of those comments to this registration statement. Please also resolve all comments regarding registration statement file number 333-168516 prior to requesting acceleration of this registration statement.

Response: The Registrants acknowledge the Staff’s comment and the Registrants advise the Staff that they are responding to the Staff’s comment letter dated October 26, 2011 (the “S-1 SEC Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (file number 333-172850) in a letter dated as of the date hereof. The Registrants have reproduced the Staff’s comments to the S-1 SEC Comment Letter below, with a statement indicating how and where the Registrants have applied each of these comments to the S-1 Registration Statement.

 Comment Responses:

Prospectus Summary, page 5

1.   We note your response to our prior comment 6.  Please be aware that your Prospectus Summary should provide a brief summary of your business.  Lengthy disclosures regarding your business are more appropriate for your Business section.  In that regard, please revise your Prospectus Summary as follows:

•         Remove the paragraph regarding your oversight from your summary as this discussion needs additional disclosure to explain your specific procedures for “making sure” the agents are in compliance with all insurance regulations and such detail is not appropriate for your summary;

RESPONSE:         Removed

•         It appears that the disclosure in the last three paragraphs on page 5 regarding your leads contains the same level of detail as your disclosure in your Business section.  Please revise your disclosure in your summary to summarize this information and the fact that these leads represent 36% of your revenue, and leave the specific discussion of the cost of your leads and how you price your leads to your Business section disclosure;

RESPONSE:         Leads are crucial to the success of the agent. To maintain its competitive edge, UUI purchases mailing lists from Senior Advisor Services (“SAS”) for final expense insurance leads and Equita Mortgage Group (“Equita”) for mortgage protection insurance leads. The information acquired from these sources is used to create direct mail campaigns with a return response card. The campaigns are outsourced to America’s Recommended Mailers Inc. (“ARM”). UUI has an agreement with ARM to print and mail from their facility. Completed response cards are uploaded into a database (Lead Station) for rental by the network of agents. Leads may be rented multiple times at decreasing rates due to the lead’s age and number of times it has been rented. Lead rental represents 36% of UUI total revenue. Lead Station is a technology licensed to UUI from Equita.

•         Remove the membership table on page 6 from your summary; and

RESPONSE:         Removed

•         Please remove duplicative disclosure as the first paragraph on page 6 is identical to the last paragraph on page 6 and on pages 5 and 20 where you list the locations you place recruiting ads twice.

RESPONSE:         Removed

Our Products include, page 7

2. We are re-issuing prior comment 11 in part.  Please revise your Prospectus Summary to remove the table on page 7 regarding your issuance of shares.

RESPONSE:         The table has been removed as requested.

3. If you retain the disclosure regarding your private offerings that precede the table referenced in the immediately preceding comment, please include an appropriate header for this disclosure.

RESPONSE:         Removed from the prospectus area and appropriately disclosed on the selling security holders section on page 14.

Risk Factors

“Our stock is a penny stock . . .,” page 11

4. We note your response to our prior comment 15 and the additional disclosure you have included in this risk factor. However, as noted in our earlier comment, we believe that you should address the relationships you have had with KCM Holdings Corporation and Donald Klein in a separate risk factor. Further, in this risk factor we ask that you elaborate on these relationships. In particular, you should address the following:

•         Any past relationships between Mr. Klein and/or KCM Holdings and Messrs. Wolfe or Simpson or any other business they have been affiliated with, whether or not these relationships have since been severed or whether any Messrs. Wolfe or Simpson, or any affiliates thereof, have an equity interest in KCM Holdings;

•         Any relationship between you or Messrs. Wolfe or Simpson and any of the other companies listed in the KCM Holdings Corporation portfolio, located at http://kcmholdings.wordpress.com/portfolio/, including KCM Insurance Services, LLC.

•         The reasons you believed KCM Holdings Corporation and/or Mr. Klein would be useful as a consultant in connection with your proposed offering and how you became aware of the services they could provide to you in that context; The nature and scope of the services you contracted with KCM Holdings to provide, including, but not limited to, whether Mr. Klein ever met with your existing shareholders or potential investors in your private placements to discuss this offering and, if so, the representations he made to them at these meetings; and

•         The ways in which KCM Holdings failed to perform its obligations that led you to terminate the agreement, and the date and means by which you notified KCM Holdings and/or Mr. Klein of your intention to terminate.

RESPONSE:   KCM Holdings and/or Mr. Klein contacted Messrs. Wolf and Simpson while they were employed at Equita Mortgage Group (EMG). Mr. Klein approached Messrs. Wolfe and Simpson about the advantages of taking a company public and for a fee of $50,000, he could assist them with the process of going public. In June 2010, Mr. Klein spoke briefly to a small group of about 40 UUI agents about the benefits of a publicly traded company and that UUI was in the process of going public. To our knowledge no other instruction took place. Messrs. Wolfe and Simpson have not been affiliated with nor have any equity interest in KCM Holdings. Below is a breakdown of the KCM entities and the services that KCM and its other affiliates were to perform in order to earn $50,000 in compensation for all of the entities.

Mr. Klein, KCM and its related entities wholly failed to perform their obligations and UUI terminated all consulting agreements with KCM and its related entities and furthermore repudiated any agreement with KCM and its related entities regarding the issuance of stock. No UUI stock was ever issued to KCM or to any entity controlled by or working with KCM. Therefore, UUI should not be listed as part of KCM’s portfolio. Neither UUI nor its executive officers have any relationship with KCM, Donald Klein or with any entity controlled by or working with KCM and/or Donald Klein. Although UUI was made aware of an SEC complaint against KCM and Donald Klein concerning securities fraud, UUI was not involved with the complaint, did not participate or aide KCM and/or Donald Klein in any of the activities described in the complaint nor did UUI benefit from any such activities described in the complaint. UUI has not violated any State or Federal Securities Laws nor has any individual employed by or otherwise associated with UUI been implicated or charged with any criminal involvement or violation of law stemming from any of the activities described in the complaint against KCM and Donald Klein.

• KCM HOLDINGS CORP. – “to provide corporate restructuring counseling to UUI and assist UUI in the sale and transfer of assets, assist in formation of capital structure, provide UUI with a legal and accounting team, as well as a market maker, getting the company stock traded on OTCBB and raising additional $500K to $1M once public.”

• MOONTAE HOLDINGS LLC - “to provide strategic consulting, planning and development services in preparation of plans and supporting documents for areas of marketing, branding, design and business development.”

• UNDERDOG INVESTMENTS LLC – “to review the Company's business plan and corporate strategy, meet with company management and review long term and short term objectives, assist with market and investor relations.”

• CONNOR & KIRK CAPITAL, LLC - "to raise capital to finance the launch and operations of the Company."

• KCM STRATEGIC MEDIA GROUP INC. - "to provide media design and internet technology consulting including social media tools and other applicable emerging technology support."

Based on Mr. Klein's and KCM Holdings presentation about the advantages of going public and his knowledge of the process, it appeared that he would be able to assist UUI with going public at a reasonable cost. The services listed above are the services that UUI contracted KCM Holdings to provide.

UUI terminated the agreements with the KCM entities because of two reasons: (1) Complete failure to achieve objectives and total lack of performance by all entities for all services that they represented they could accomplish for UUI, and (2) the revelation by Donnie Klein, CEO of KCM Holdings Corp. that he was personally "under investigation" by the SEC for securities fraud and other criminal/civil violations. At that point, UUI did not want to be tainted with the malfeasance being admitted by Mr. Klein. It just made it easier to terminate his agreements because he and his entities were not accomplishing any objectives and were such poor performers. On March 15, 2011 UUI terminated all contracts with all KCM entities and our General Counsel contacted KCM regarding this matter. On or about March 15, 2011, our General Counsel, Steve Dryzer, notified all of the KCM entities by regular and certified mail that all contracts were terminated for nonperformance.

Description of Business

Business Development, page 18

5. According to the disclosure in other sections of your registration statement and your response to prior comment 17, you were incorporated by Mr. and Mrs. F. Potter, who apparently also served as your initial directors.  This contradicts the first sentence of this discussion, which states that Messrs. Wolfe and Simpson incorporated you in July 2009.  Please amend your disclosure for consistency.  Also, assuming Mr. and Mrs. Potter were in fact your incorporators and initial directors, please explain the reasons why they were chosen for these tasks instead of either of your executive officers.  Further, please tell us when Mr. and Mrs. Potter resigned as directors and when your executive officers assumed their current roles. Please confirm that your disclosure throughout the registration statement is consistent, including on pages 17, 18 and 43.

RESPONSE:   Fred and Frances Potter, original incorporators and initial directors, assisted with the initial set up of the corporation. Fred was the initial registered agent for UUI and completed the initial Texas incorporation documents required to form a Texas corporation (Original Certificate of Formation and Articles of Incorporation)

The Company was incorporated in the State of Texas on July 28, 2009, by Mr. and Mrs. Potter, former Directors. At the time of incorporation, Messrs. Wolfe and Simpson were not yet ready to publicly announce their new company and, therefore, approached Mr. and Mrs. Potter to assist with the start up. After its incorporation, Unique Underwriters spent the first 10 months of business as a development stage company.

After creating key relationships and strategic partnerships to amass over 20 years of industry experience, Samuel Wolfe and Ralph Simpson decided to collectively start Unique Underwriters with a focus on capturing an even larger market share of the mortgage protection, life insurance and final expense insurance industry through quality lead generation and unequaled agent support programs. Please refer to the biographies of respective founders for previous experience and history.

Upon the resignation of Mr. and Mrs. Potter, on April 13, 2010, Mr. Samuel Wolfe was appointed CEO, President and Director and appointed Mr. Ralph Simpson as COO, Chairman, Founder and Director of the Company. At that time, they established a fiscal year end of June 30. The objective of this corporation was to market and sell insurance policies, focusing primarily on mortgage protection policies, final expense, annuities and all aspects of life insurance sales.

The Business Model, page 19

6. We note your response to prior comment 7. Please clarify whether you have agreements in place with either Senior Advisor Services Inc. or Equita Mortgage Group and, if so, provide us with a detailed analysis that supports your conclusion that you are not substantially dependent on either of these agreements.  Alternatively, please file copies of these agreements pursuant to Item 601(b)(10) of Regulation S-K and revise your disclosure to describe the material terms of the agreements.

RESPONSE:         Due to the highly competitive and confidential nature of the terms within the agreement with Equita and SAS, we request that the attached exhibit be treated as an SE supplemental exhibit.  SAS is a division of Equita.  There are several other sources of this publicly available information through which we could obtain the same or similar data for our leads.  The material terms of the agreement have been included as show below:

Leads are crucial to the success of the agent. To maintain its competitive edge, UUI has established agreements to rent leads for its agent network from Senior Advisor Services (“SAS”)  for  final expense insurance leads and Equita Mortgage Group (“Equita”)  for mortgage protection insurance leads. The information acquired from these sources is used to create direct mail campaigns with a return response card. Leads may be rented multiple times at decreasing rates due to the lead’s age and number of times it has been rented. Lead rental revenue from agents represents 36% of UUI total revenue.  Lead Station is a technology licensed to UUI from Equita.  Mr. Wolfe, the former President and Chief Marketing Officer of Equita, receives no financial benefit from the purchase of these leads, nor does UUI receive a discounted price based on his previous relationship with Equita.  Mr. Wolfe does not have an equity ownership in Equita.

7. We note that you generate all of your A leads using direct mail.  Please also describe, however, how you obtain the age or homeowner status, as applicable, as well as the contact information of the individuals to whom you forward your mailings.

RESPONSE:         UUI purchases data from two sources: home purchases and public information about senior citizens ages 55 – 70.  This information is the basis of direct mail promotions for mortgage protection life insurance and senior citizen’s interested in final expense insurance. Respondents answer the personal information questionnaire which includes, date of birth, gender, smoker/non-smoker, an contact information via a postage paid return mail.   These response cards then become leads uploaded to the fulfillment platform, Lead Station.

8. We note that here and in your Summary you state that you purchase B leads from Equita Mortgage Group.  Please also note wherever applicable in your disclosure that your Chief Executive Officer co-founded Equita Mortgage.  Please indicate whether or not Mr. Wolfe receives any financial benefit from the purchase and sale of these leads, including whether or not they are discounted based upon his former relationship with that company and whether Mr. Wolfe has an equity ownership in Equita Mortgage.  If Mr. Wolfe has an equity ownership with Equita, please provide us with a detailed analysis which supports your conclusion that this is not a related party transaction which requires disclosure under Item 404(d) of Regulation S-K.

RESPONSE:   UUI also purchases additional “B” leads from Equita Mortgage Group (“Equita”). Equita has agreed to sell Mortgage Protection Leads to UUI upon request from UUI. Mr. Wolfe, CEO of UUI was a co-founder of Equita and receives no financial benefit from the purchase of these leads, nor does he receive a discounted price based on his previous relationship with Equita. Mr. Wolfe does not have any equity ownership in Equita.

9. Please disclose in this section the approximate number of active agents and sub-agents as of the most practicable date.

RESPONSE:         UUI currently has 4000 agents and subagents in its network.  Approximately 606 are active agents of which 29 are direct and 575 are subagents.

10. You state that the approximate amount of total revenue generated through your relationships with sub-agents is 80%. This is confusing in light of your other disclosure concerning revenue streams of insurance products and sales of leads.  Please clarify whether this 80% includes revenues from insurance products through your sub-agents and sales of leads to your sub-agents, or whether this is intended to state that sub-agents represent 80% of the 59% of the total revenue that you receive from the sale of insurance products, or whether this is intended to state something else.

RESPONSE:   Commission overrides received from the sales of insurance policies represent 59% of UUI total revenue. Lead rental represents 36% of UUI total revenue.  Membership Plans were introduced in June of 2011 as a method of retaining agents and providing additional mentoring, training, healthcare, incentive-based profit sharing and web services at a reasonable cost for the agent. Five levels of membership are available: basic, executive, entrepreneur, partner and founder. To date, 205 memberships have been sold representing 5% of current total revenue.

11. If true, please clearly note that you have no agreements with any of your sub-agents and label the commission structure you provide on page 19 as applying only to sub-agents, noting that the categories and commission percentages do not apply to your direct agents who make sales, and that the sub-agents will receive only the portion of the commission that the agent would have received, less the amount paid to the agent.

RESPONSE:   The override remains the same based on the Agent Levels and Commissions Table located on page 31.  Our outside carriers have agreed to compensate UUI for any difference between the commission paid to the direct agents and the commission paid to UUI.  UUI encourages agents to recruit other sub agents thereby creating a network of subagents from which the agent receives commission overrides on the subagent’s sale of life insurance policies. When an insurance policy is sold, a large portion of the first year's premium is paid out to various people who were directly or indirectly involved in the sale of that policy. The writing agent receives the bulk of the compensation, and because our independent agents have an override agreement directly with the insurance carriers that UUI represents, the recruiting agent is often paid a smaller portion, called an override, for their role in facilitating the sale.

12. Pursuant to prior comment 21, you revised your Company History, Past Performance of Principals, Competitive Comparison, Fulfillment and Future Services sections on page 20. Accordingly, please delete the prior sections which are still disclosed on pages 23 and 25.

RESPONSE:         Consolidated and duplications removed.

13. Your discussion of your “Competitive Strategy Summary – Mortgage Protection and Final Expense Life Insurance Leads” on page 21 and your “Process by which Leads are Generated” on page 24 are largely duplicative.  Please revise these sections to reduce the obvious redundancies.

RESPONSE:         Consolidated and duplications removed.

14. On page 21, please disclose additional information about your oversight procedures, including the methods by which you ensure that your agents comply with applicable insurance regulations and your guidelines, the remedial measures you utilize if you determine an agent is not in compliance, the ratio of agents to mentors and the actual number of mentors you currently have in place.

RESPONSE:   UUI’s oversight of the agents includes compliance with all insurance regulations pertaining to the sale of insurance products, as well as compliance with the guidelines set forth in their agency agreements. UUI’s management meets once a week to review and review all lead and insurance sales associated with the agents. Oversight of agent activity and production ensures quality and retention of business for the insurance carriers. UUI monitors its agent’s activity and the communications between agents and carriers utilizing online reports from the carrier which provides crucial statistics by agent regarding persistency, placement, approvals, declines and unaccepted policies. If an agent is not in compliance with insurance carrier requirements, UUI notifies them of the deficiency and assists with the agents to correct the issue.

Should the deficiencies continue, the agent is subject to a 30 day probationary period. If the issues are not corrected, then termination will occur.

UUI’s mentoring program provides insurance expertise and experienced guidance to UUI agents. Agent Mentor provides personalized support to agents with questions regarding insurance products, sales processes/techniques, leads, regulations, guidelines, and technical support associated with the websites hosted by both UUI and the insurance carriers. Currently UUI has one Agent Mentor, however, each agent has a manager is incentivized to assist them, as well as provide the agent with weekly support during national training.

15. On page 21, please explain whether or not you employ a screening process for those individuals who respond to your advertisements or are otherwise recruited by you, including but not limited to whether or not you perform background checks or conduct interviews.

RESPONSE:         As part of our screening process for signing new agents, UUI conducts phone interviews with prospective agents where we inquire into their background, experience, licenses and goals. Once the decision is made to work together, we forward them contracting forms from one or more of our insurance carriers. The insurance carriers then conduct background checks, credit checks and verification of license(s).

16. On page 21, you disclose that the average cost for the two day advanced training class called “Boot Camp” is $250, but you do not receive any of this revenue. JD Butcher is the “Boot Camp” director and all proceeds go to him for conducting the class. Please expand your disclosure regarding JD Butcher throughout the registration statement to disclose that he is your National Training Director and clarify whether he is your employee.  Please also disclose whether there is any familial relationship between JD Butcher and Christine Butcher, your Chief Marketing Officer.  In addition, please disclose whether you or any of your named executive officers receive any financial or other benefit from your relationship between you and JD Butcher.

RESPONSE:         UUI also promotes an advanced training two day course, “Boot Camp.” The average cost for the two day advanced training class is $250 per person. UUI does not receive any of this revenue. JD Butcher is the “Boot Camp” trainer and all proceeds go to him for conducting the class. Mr. Butcher is not an employee of UUI; he is an independent trainer that performs these intensive training sessions on behalf of UUI. Mr. Butcher is the father of Christine Butcher and no executive officers receive any financial or other benefit from this familial relationship.

17. Please expand your disclosure to further address your process for the sales of B leads, i.e. whether or not you re-sell leads for prospective customers who have been contacted by one of your agents but have declined to purchase a policy from them and the stage at which your practice is to discard a lead and no longer re-sell it.

RESPONSE:   A lead, whether an “A” or “B” type, is rented to only one agent at a time and is distributed based on the agent’s geographic territory. This provides the agent with exclusive access to this data for a specified period of time. The agents have 30 days to convert a lead to a policy/application.  After 30 days of having the proprietary access to the lead, the lead becomes available to other agents.

After a policy has been generated from a lead, UUI permanently removes that lead from the Lead Station. It is no longer available for rental to any UUI agent.

18. We note that you include the table detailing the membership packages you offer to your agents twice in this discussion. Please either eliminate this table altogether and summarize only the relevant information that is material to your business operations and/or revise the table to provide only the information necessary to explain other fees you may receive from agents other than through the direct purchase of leads.

RESPONSE:   Memberships

In addition to renting leads, UUI also sells premium membership packages that will allow an agent to avoid paying the $500 ALR by subscribing to a monthly premium membership package as outlined below.

PREMIUM MEMBERSHIP TABLE
	BASIC	EXECUTIVE	ENTREPRENUER	PARTNER	FOUNDER
NEW MEMBER COST	FREE	$24.99/MO	$59.99/MO	$99.99/MO	$159.99/MO
Waiving an ALR Deposit	N/A	N/A	FREE 1 YEAR	$59.99/MO	$119.00/MO
BENEFITS:
Automatically Contracted with UUI Carriers	Yes	Yes	Yes	Yes	Yes
Company Calls	Yes	Yes	Yes	Yes	Yes
Company Events/Conventions	Yes	Yes	Yes	Yes	Yes
				10% Discount	10% Discount
Incentive-Based Profit Sharing	No	No	Yes	Yes	Yes
Basic UNIQUECARE (Discount Health Plan)	No	No	No	Yes	Yes
Commissionable Income	No	No	No	Yes	Yes
				$10/month for each direct Partner Member	$10/mo for each direct Partner $12/mo for each direct Founder
TRAINING:
Agent Training, Training Videos & Premium Resources	No	Yes	Yes	Yes	Yes
Advanced Boot Camp Training Calls	No	No	Yes	Yes	Yes
LEADS:
Lead Station	Yes	Yes	Yes	Yes	Yes
	Only B's	All Leads	All Leads	All Leads	All Leads
Area Lead Request(s)	No	Yes	Yes	Yes	Yes
		With $500 deposit	No deposit required	No deposit required	No deposit required
Area Lead Request(s) & Excess "A" Lead Cost	N/A	Full Price	Full Price	Full Price	$19/Lead
10 Day Exclusive
"A" Lead Override Charge on Direct Agents	Yes	Yes	Yes	Yes	No - Wow!
Lead Alerts: Notification of lead specials, prior to general agent notification	No	No	No	Yes	Yes
Final Expense "B" Leads Cost	Full Price	Full Price	Full Price	50% Discount	50% Discount
Free Monthly Leads	No	No	No	Yes	Yes
*5 Free Leads for Every 5 Applications per Month
Travel Lead Request (TLR)	No	Yes	Yes	Yes	Yes
		With $500 Reserve Acct, Full Price,	No Reserve Acct, Full Price,	No Reserve Acct, Full Price,	No Reserve Acct, $26/Lead
		30 Minimum	30 Minimum	30 Minimum	30 Minimum
SUPPORT:
Agent Hotline	No	Yes	Yes	Yes	Yes
Agent Mentor	No	Yes	Yes	Yes	Yes
WEBSITE MARKETING:
Custom Corporate Website	No	Yes	Yes	Yes	Yes
Custom Life Insurance Website	No	No	No	Yes	Yes

19. On page 25, please disclose the average duration of your agency agreements.

RESPONSE:         UUI’s agency agreements are perpetual with no end termination date.

Notes to Audited Financial Statements

Note 3 – Capital Stock, page 39

20. You disclose on page 14 that you issued shares of common stock on March 1, 2011 at $.001 and $.15. You also disclosed on page 14 that you issued common shares around this date at $.15. Please disclose all of the assumptions used to estimate the fair value of your common stock, including the valuation model used, expected price volatility, estimated term, risk free interest rate, dividends and any other factors considered in determining the fair value for all of your common stock issuances in 2010 and 2011.  Please also tell us why the fair value of the 65,000,000 of the common stock issued to Samuel Wolfe and Ralph Simpson on March 1, 2011 is identical to the par value of your common stock of $.001. Please also revise your stock-based compensation accounting policy and the notes to your financial statements to provide all of the disclosures required by ASC 718-10-50.

RESPONSE:   The Company is currently authorized to issue 1,000,000,000 common shares at $.001 par value per share.

The Company is currently authorized to issue 100,000,000 Class A preferred shares at $.001 par value per share with 10:1 conversion and voting rights.

The Company is currently authorized to issue 50,000,000 Class B preferred shares at $.001 par value per share with 1:1 conversion and voting rights.

During the period from inception (July 28, 2009) through June 30, 2010, the Company subscribed to 4,900,000 common shares in exchange for $71,500 in cash collections during the period from inception (July 28, 2009) through June 30, 2010 and $28,500 was received subsequent thereto from the sale thereof pursuant to a private placement to accredited investors made under Regulation 504.

During the year ended June 30, 2011, the Company issued 8,985,465 common shares in exchange for $626,322 in cash collections pursuant to a private placement to accredited investors made under Regulation 504.

During the year ended June 30, 2011, the Company issued as compensation for services a total of 66,400,817 common shares, out of which 65,000,000 common shares were issued to its founders. The 65,000,000 common shares issued to its founders were for their services of forming the company. At inception, these shares had no or nominal intrinsic value so they were valued at $0.001 par value. The rest of the service stocks were valued at $0.15 per share from the company’s most recent private placement.

Stock-Based Compensation- The Company accounts for stock-based compensation using the fair value method following the guidance set forth in section 718-10 of the FASB Accounting Standards Codification for disclosure about Stock-Based Compensation. This section requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award- the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. For the year ended June 30, 2011, the Company recorded $185,251 in compensation expense based on the fair value of services rendered in exchange for common shares issued to the vendors. These approximated the fair value of the shares at the dates of issuances.

Management, page 43

21. You state in your biographical information that Mr. Wolfe left Equita Mortgage Group in order to start his own independent marketing organization but you also note here that he co-founded Equita Mortgage and you state on page 20 that he was its President and Chief Marketing Officer. Please elaborate on the different relationship Mr. Wolfe has between you and Equita Mortgage, why he felt it necessary to leave Equita Mortgage when he did and provide any other relevant information concerning his departure and his decision to form Unique Underwriters.

RESPONSE:   Samuel Wolfe and Ralph Simpson decided to collectively start Unique Underwriters with a focus on capturing an even larger market share of the mortgage protection, life insurance and final expense insurance industry through quality lead generation and unequaled agent support programs.

22. Please also explain the relationship, if any, between either Mr. Wolfe or Mr. Simpson and a limited liability company called Teflon Holdings, LLC.

RESPONSE:         Mr. Wolfe and Mr. Simpson are also co-owners of Teflon Holdings, LLC, which has never generated any revenue activity.

Executive Compensation, page 44

23.  Please revise your disclosure here and on page 14 to describe your oral agreements with Messrs. Wolfe and Simpson for each issuance of 32,500,000 shares of common stock on March 1, 2011.  Please also file a summary of your oral agreement which each of these named executive officers.

See Item 601(b)(10) of Regulation S-K.

RESPONSE:         There are no oral agreements regarding the issuance of 32,500,000 shares to Sam and Ralph; rather, we have a Director's Resolution dated March 1, 2011 (attached hereto).

24.  Please revise your table to include for each award of stock, the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  See Item 402(n)(2)(v) of Regulation S-K.

RESPONSE:   The table below sets forth information concerning compensation paid, earned or accrued by our chief executive officer (“Named Executive Officer”) for the last two fiscal years.

SUMMARY COMPENSATION TABLE
Name and principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Samuel Wolfe, CEO President	2011 2010 2009	106,000 100,000 0	0 0 0	32,500 0 0	0 0 0	0 0 0	0 0 0	0 0 0	138,500 100,000 0
Ralph Simpson COO Chairman Founder	2011 2010 2009	106,000 100,000 0	0 0 0	32,500 0 0	0 0 0	0 0 0	0 0 0	0 0 0	138,500 100,000 0

25.  Please also confirm that the each issuance of shares to Messrs. Wolfe and Simpson have vested as of June 30, 2011. Alternatively, please expand your disclosure to provide the outstanding equity awards at fiscal year-end table required by Item 402(p) of Regulation S-K.

RESPONSE:         The shares awarded to Messrs. Wolfe and Simpson are fully vested.

Signatures, page 49

26. The signature page indicates that the registration statement was executed by the same two individuals on two separate dates, October 7 and October 11, 2011.  In your next amendment, please indicate that the registration statement was signed on the same date.

RESPONSE:         The dates have been modified to show that both individuals signed on October 11, 2011.  We have also ensured that all signature dates and signatures are on the same date of January 4, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.  Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

 Jeffrey Riedler Assistant Director

cc: Donald Mitchell Brown, Esq.

McMullen Associates LLC

10701 McMullen Creek Pkwy

Charlotte, NC 28226

________________________________              January 5, 2012

Sam Wolfe, CEO & President                                    Date

________________________________              January 5, 2012

Ralph Simpson, COO & Chairman                                                    Date